SafeCode Drug Technologies Corp.
c/o Delaware Intercorp, Inc.
113 Barksdale Professional Center
Newark, DE 19711

November 1 , 2011
By Fax and Edgar
Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax: 202-772-9349

Re: SafeCode Drug Technologies Corp.
Registration Statement on Form S-1/a#2
Filed October 6 , 2011
File No. 333-174167

Dear Mr. Mancuso:

SafeCode Drug Technologies Corp. ("SDT") acknowledges receipt of the letter dated October 17 , 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1/A#3 (the "Amended Draft") and have tracked all changes in the edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments. We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that SDT is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

General Development, page 16
1. Please expand your response to prior comment 3 to address the disclosure in the fourteenth paragraph on page 16, the first paragraph of “Competition” on page 17, and the first paragraph of “Our Company” on page 5 indicating that your invention is intended to help minimize accidentally administering the wrong dose.

Response

We have amended and deleted all references to the wrong dose and have more clearly stated that the technology is to prevent the administration of the wrong medicine , in all three places , page 5 in Our Company , page 16 in General Development and on page 17 , Competition .

2. We note your response to prior comment 5 and your related disclosure added on page 14; however, your description of the potential product, such as in the eleventh paragraph of this section, appears to indicate that the bar code is an essential part of the product that you envision. In addition, your third paragraph under “Our Company” on page 5 suggests that the technology assigned to you includes a bar code. Please clarify, and tell us how the product could achieve the results that you disclose without the use of a bar code.

Response

We have deleted the reference to the Bar Code on page 14 and on Page 5 as the core technology relates to safety measures thru verbal recognition to match the name of the Drug spoken verbally by the Drug administrator and the  actual Drug being opened . The end of the 5th paragraph on page 14 in General Development discusses the additional option for providing further safety measures to administer the ( once determined ) correct  medicine to the right patient thru the use of Barcodes  ( which is covered by Patent # 7347841 ) and will need to be licensed in order for such implementation . An additional Risk Factor was also included as written to the Staff in our previous response letter.

Existing or Probable Government Regulations, page 18
3. Please expand your response to prior comment 8 to provide the basis for your belief that it is not possible to determine whether the disclosed potential product will require government approval.

Response

We have added the below response in the related section

“It is not possible to determine the extent of and / or whether the intended product will require government regulation for the following reasons: as the design and implementation of the product has not been completed, we cannot know full exact details of the product, nor can we confirm that all elements in the design will be implemented in the final product, until a final working prototype is manufactured. As the third party partner will have a major influence in how the product is designed, we cannot commit to its design at this time. Further, an analysis of current regulations is not appropriate at this time , as government regulations also tend to be updated and even were we to identify possible regulations at this time, the third party would still be required to invest time and money confirming its applicability to the most current regulations. Undertaking this endeavor at this time would be inappropriate, as SafeCode Drug Technologies Corp. is the licensor of this technology and not the implementer. “

Our Common Stock, page 26
4. Please revise your disclosure added in response to prior comment 10 so that investors know the extent that your shares are redeemable without having to refer to and interpret statutory provisions that you cite.

Response

The following has been added / modified in the disclosure

Pursuant to Article X, Section 6 of our by-laws we have the ability to hold our shareholders liable for calls on partly paid shares in accordance with Delaware General Corporations Law §156 and to redeem shares called by us in accordance with Delaware General Corporations Law §160. Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Delaware General Corporations Law §156 states that the corporation MAY (emphasis added) issue shares as partially paid and subject to a call on the remaining amount due for the purchase of the issued shares.  At the present time, the Corporation has not intent to issue shares for partial payment.

5. Please expand your disclosure added in response to prior comment 11 to describe the provisions rather than merely citing them.

Response

The following has been added in the disclosure

Article III, Section 2, states, “Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the chairman or the president or vice president (if any) or secretary at the request in writing of the majority of the members of the Board of Directors or holders of a majority of the total voting power of all outstanding shares of stock of this corporation then entitled to vote, and may not be called by the stockholders absent such request.  Any such request shall state the purpose or purposes of the proposed meeting.”  Accordingly, it would take shareholders owning a majority of the shares to call such a meeting.  In the event that management owns a majority of the shares entitled to vote, the minority shareholders would have no authority to call a special meeting in the event they wished to attempt to remove the management of the Company.

Article V, Section 1 states, “The first Board of Directors and all subsequent Boards of the Corporation shall consist of at least one person, unless and until otherwise determined by vote of a majority of the entire Board of Directors. Directors shall be at least eighteen years of age and need not be residents of the State of Delaware nor shareholders of the corporation. The directors, other than the first Board of Directors, shall be elected at the annual meeting of the shareholders, except as hereinafter provided, and each director elected shall serve until the next succeeding annual meeting and until his successor shall have been elected and qualified. The first Board of Directors shall hold office until the first annual meeting of shareholders.”  The effect of this provision precludes the minority shareholders from being able to affect the number of directors of the Company because the current members of the Board of Directors have the sole authority to determine the number of directors.  Since the minority shareholders cannot elect any directors, where the absence of cumulative voting is in existence, as currently exists, the minority shareholders can never elect a director of their choosing.  This effectively precludes any takeover attempt without the approval of the directors then sitting on the Board.

Item 24. Indemnification of Directors and Officers, page 31
6. We note your response to prior comment 13. Please provide us the legal analysis supporting your disclosure that the effect of your indemnification provision is to limit the right of your stockholders to recover damages.

Response

We have reviewed your comment, and the previous comment, and have concluded that the language used is not appropriate.  Therefore, we have modified Item 24 of the disclosure to have the section read as follows:

Article XII of our Bylaws provides that to the fullest extent permitted by Delaware law, the Company shall indemnify our Directors and officers against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit, or proceeding in which such person was or is a party or is threatened to be made a party by reason of the fact that such person is or was a director or officer of the corporation.

The indemnification provisions in our bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that the indemnification provisions in our bylaws are necessary to attract and retain qualified persons as Directors and officers.

Signatures, page 34
7. Please do not refer to the incorrect amendment in the text preceding your signatures.

Response

The text has been amended to refer to the correct amendment # 3 accordingly.

Exhibits Table, page 35
8. Please ensure that your exhibit index accurately identifies the location of your exhibits. For example, refer to your description of the location of Exhibit 5.1.

Response

All exhibits have been reference appropriately

General

We have replaced and attached the September 30 2011 unaudited set of Financial Statements  as opposed to the June 30 2011 set of Financial Statements and have updated all related financial and other information for September 30 2011.

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, Please do not hesitate to contact us at Tel: +972-507839976.

Sincerely,
Joel Klopfer, President and Director
SafeCode Drug Technologies Corp.
cc: Aslynn Hogue, Securities and Exchange Commission, Division of Corporation Finance - Edgar